UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

      ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

EuroparkYakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Contact:

Alon Blue Square Israel Ltd.

Zehavit Shahaf, Adv.,

General Counsel and Corporate Secretary

Telephone: 972-9-9618504

Fax: 972-9- 9618636

Email: zehavits@bsi.co.il

ALON BLUE SQUARE ANNOUNCES SETTLEMENT AGREEMENT
BETWEEN TRUSTEES OF MEGA RETAIL AND A COMPANY UNDER
THE CONTROL OF MR. MOTI BEN MOSHE

THE SETTLEMENT AGREEMENT HAS YET TO BE APPROVED BY ALON BLUE SQUARE

YAKUM, Israel, May 26, 2016, Alon Blue Square Israel Ltd. (NYSE: BSI) (the “Company”) announced today that a settlement agreement, subject to satisfaction of closing conditions, has been reached between trustees of Mega Retail and a company controlled by Mr. Moti Ben Moshe, which would acquire, subject to satisfaction of closing conditions, control of the Company under the proposed debt reorganization and arrangement filed with the Israeli District Court in Lod, Israel on May 25, 2016. The agreement generally provides for the settlement of all lawsuits and claims between Mega Retail and the Company.

Under the agreement the Company would pay the outstanding debt owed by Mega to its bank lenders which the Company has guaranteed or indemnified ("guaranteed banks") (approximately NIS 300 million) and the outstanding debt owed by Mega Retail to credit insurers of suppliers which the Company has guaranteed or indemnified (approximately NIS 90 million (of which NIS 30 million will be paid by Mega Retail to the Company)). Additionally, the Company will remain solely liable for the guaranteed debt and for certain obligations incurred as part of legal proceedings involving the Company.

The parties also agreed to certain mutual waiver of claims against each other.

The agreement is contingent upon (i) approval of the guaranteed banks and approval by the Company to the agreement, (ii) approval of the guaranteed banks to the debt arrangement in Mega Retail (based on the acquisition of Mega Retail by Bitan Wines Ltd.) and, (iii) approval of court of debt arrangement of the Company and its effectiveness (subject to change based on the settlement agreement) and (iv) approval of the agreement by the court hearing the debt arrangement in Mega Retail.

The Company is reviewing the terms of the agreement and there is no guarantee that the agreement will close.

* * * *

Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") operates through subsidiaries. Continued operations - its Tel Aviv Stock Exchange ("TASE") listed 53.92% subsidiary, Blue Square Real Estate Ltd., which owns, leases and develops income producing commercial properties and projects. The others activities include the clearance of purchase coupons and operating the logistic center in Beer Tuvia. Companies designated for sale – the 63.13% held subsidiary, Dor Alon Energy in Israel (1988) Ltd, listed on the TASE, is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 211 petrol stations and 218 convenience stores in different formats in Israel, and Na'aman Group (NV) Ltd., a 77.51% subsidiary listed on the TASE, operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" in the houseware and textile segment.

Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following: failure to reach a settlement with holders of our bank debt and guaranteed bank debt and holders of our Series C Debentures as well as the trustees and creditors of Mega Retail and whether we will continue operations; failure to satisfy all closing conditions for the proposed debt arrangement; acceptance by the court of all or part of the claims made by the trustees of Mega Retail; exposure to third party claims for significant amount of Mega Retail's outstanding debts and liabilities; financial and operational restrictions imposed by the proposed framework for debt repayment with our financial creditors; failure to satisfy the NYSE requirements for continued listing; commitments to issue additional shares which would dilute existing shareholdings and may lower the trading price of our securities; economic conditions in Israel which may affect our financial performance;   dependence of BSRE on Mega Retail as a lessee of its properties; our ability to compete effectively with large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; the effect of increases in oil, raw material and product prices in recent years; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2015. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

May 26, 2016	By:	/s/ Zehavit Shahaf
Zehavit Shahaf, Adv. General Counsel and Corporate Secretary

4